Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands)

	For the three months ended
	March 31, 2004			March 31, 2003

	Income	Weighted Average Shares	Per share Amount	Income	Weighted Average Shares	Per share Amount
Basic EPS
Income available to common shareholders	$720	1,331,799	$0.54	$785	1,322,861	$0.59

Effect of dilutive securities
Options		61,041			50,213

Diluted EPS
Income available to common shareholders	$720	1,392,839	$0.52	$785	1,373,074	$0.57